Mail Stop 4561
      February 24, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your response letter dated February 8, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004:

Other Assets, page 26

1. We note your response to comment 1 of our letter dated January
25,
2006.  Please tell us whether or not:
* you physically hold inventory in precious metals. This would be separate and aside from the precious metals held on consignment with your customers; and
* you are able to determine the approximate costs of your precious metals inventory

2. If you physically hold inventories and are able to determine their costs, we believe that ARB 43 would require you to carry these inventories at cost because precious metals generally no longer have a fixed monetary value. Please tell us:
* the amount of change in value resulting from applying the cost method; and
* how you propose to address the difference

3. We note your response to comment 2 of our letter dated January
25,
2006. Please tell us the authoritative accounting guidance you relied on to account for your precious metal agreements as a consignment and not a financing arrangement.

Note 21-Derivative Instruments and Hedging Activities, page 77

4. We note your responses to comments 6-10 of our letter dated January 25, 2006. Based on the hedge documentation you provided regarding your fair value hedges of callable brokered CDs with callable swaps that included an up-front premium, it appears that the method you used to assess the effectiveness of these hedges included only a qualitative determination at hedge inception
* that the only mismatch between the swap and the CD was the up-front premium received; and
* that this mismatch could not lead to the hedge being less then highly effective throughout the hedging period
On an on-going basis we understand that your periodic hedge effectiveness assessment entailed only a monitoring of whether there had been any changes to the terms of the callable brokered CD or the related interest rate swap and a review of whether there was any deterioration in the swap counterparty`s credit risk.

Based on the information provided, we do not believe that for these hedges you have performed and documented the periodic assessments of hedge effectiveness required by paragraph 20b of SFAS 133. In addition to the up front fee causing the fair value of the swap to be other than zero at inception, which is a source of ineffectiveness for these hedges, as a result of the upfront fee you have bought up the strike price of the call option in the swap, which is an additional source of hedge ineffectiveness. Although you concluded at inception that as long as there were no changes in the terms of the brokered CD or swap or the swap counterpart`s credit risk these hedges would remain highly effective throughout the hedge period, it does not appear that you performed or documented any comprehensive quantitative assessment to support your conclusion. We therefore believe that you did not meet the requirement of hedge accounting for these hedges. Please tell us:
* the impact on your financial statements from reflecting no hedge accounting for your callable brokered CDs; and
* how you propose to address the impact on your financial statements

5. We note your supplement and clarification to comment 3 of our letter dated January 5, 2006. We believe that your hedges of trust preferred securities that had terms that allowed you the option of deferring interest payments with swaps without a mirroring option did not meet the criteria in paragraph 68 of SFAS 133. We understand that because you believed that these hedges met the criteria in paragraph
68 you did not perform ongoing hedge effectiveness assessments for these hedges. Accordingly, we believe that your trust preferred securities do not qualify for hedge accounting treatment. Please tell us:
* the impact on your financial statements from reflecting no hedge accounting for your trust preferred securities; and
* how you propose to address the impact on your financial statements


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant




Mark R. McCollom
Sovereign Bancorp Inc.
February 24, 2006
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